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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Sky Network Television Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Independent Newspapers Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System, 111 8th Avenue, 13th Floor, New York, NY 10011, (212) 894-8940
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

to be determined
(Date Tender Offer/Rights Offering Commenced)

Total Number of Pages in this Document: 50

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

Not applicable.

Item 2. ***Informational Legends***

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit number	Description
1.	Press release dated October 10, 2003, announcing an intention to make a takeover offer, by Independent Newspapers Limited for Sky Network Television Limited.
2.	Prospectus dated October 10, 2003 for an offer of ordinary shares in Independent Newspapers Limited in connection with the proposed acquisition of Sky Network Television Limited.
3.	Information Memorandum dated October 10, 2003 relating to Sky Network Television Limited Takeover Offer.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Independent Newpapers Limited concurrently with the furnishing of this Form.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Sean Wynne, Company Secretary

(Name and Title)

10 October 2003.

(Date)

EXHIBIT 1

Press Release dated October 10, 2003, announcing an intention to make a takeover offer, by Independent Newspapers Limited for Sky Network Television Limited

Independent Newspapers Limited

INL gives formal notice of takeover offer for SKY

For immediate release, 10 October 2003

The Executive Chairman of Independent Newspapers Limited ("INL"), Ken Cowley today announced that INL's Notice of Offer for Sky Network Television Limited ("Sky") had been filed and that the Offer is expected to open on 24 October when Offer documents will be sent to Sky shareholders.

Mr Cowley said the unconditional Offer to Sky shareholders is $3.35 cash for each Sky share and three INL shares for every 10 Sky shares.

"We believe the Offer is the right price and we have a simple and practical plan for amalgamating INL and Sky and returning surplus capital to shareholders from the sale of our publishing businesses," Mr Cowley said.

The Notice of Offer has been given to Sky, the Takeovers Panel and the NZX today. An information memorandum explaining the Offer has been sent to all INL shareholders. The Prospectus for the Offer has also been filed with the Companies Office.

The Offer document is expected to be mailed to Sky shareholders on 24 October 2003.

"If you value the Offer based on the INL share price on the day before we first announced our intentions it represents a 2.4% premium to the Sky share price on that day," Mr Cowley said.

The INL share price on 27 August 2003 was $4.27 and the Sky share price was $4.52. The value of the INL scrip and cash (3 INL shares for every 10 Sky shares and $3.35 cash) on that day was $4.63.

"We have provided a premium for Sky shareholders that is appropriate given the level of ownership INL already has and will have in Sky and we are confident of success.

"The Offer has been designed to be attractive to Sky shareholders without transferring value away from INL shareholders," Mr Cowley said.

INL has previously stated its desire to acquire all of the shares in Sky, but the Offer is not conditional on INL reaching a specified level of acceptances.

The Offer is scheduled to close on 5 December 2003.

INL currently holds approximately 66.2% of the shares in Sky. As announced previously Telecom Corporation of New Zealand Limited has agreed to accept INL's Offer when it is made. Following acceptance of the Offer by Telecom, INL will hold approximately 78.2% of the shares in Sky.

Contact: Sean Wynne
Company Secretary
INL
Ph: (04) 496 9821
Mob: (027) 453 0029

Level 8, Majestic Centre, 100 Willis Street, PO Box 2595 Wellington, New Zealand Telephone (04) 496-9800 Facsimile (04) 496-9841
Corporate website: http://www.inl.co.nz

EXHIBIT 2

Prospectus dated October 10, 2003 for an offer of ordinary shares in Independent Newspapers Limited in connection with the proposed acquisition of Sky Network Television Limited



INDEPENDENT NEWSPAPERS LIMITED

PROSPECTUS

for an offer of ordinary shares in

INDEPENDENT NEWSPAPERS LIMITED

in connection with
the proposed acquisition of

SKY NETWORK TELEVISION LIMITED

10 October 2003



Index



This Prospectus is dated 10 October 2003.

This Prospectus has been prepared pursuant to the Securities Act 1978 and the Securities Regulations 1983, in reliance on the Securities Act (Takeovers) Exemption Notice 2001.

Detailed terms of the Offer are set out in the Offer Document and the Investment Statement. The Offer Document sets out the terms of the Offer and the Investment Statement contains information relating to the INL shares. The Offer Document also contains instructions on how to apply for the INL shares under the Offer.

Copies of the Offer Document and the Investment Statement may be obtained, free of charge, from:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland 1020

Capitalised terms used in this Prospectus are defined on page 39.

RESTRICTIONS ON DISTRIBUTION OF THIS DOCUMENT

This document does not constitute an offer to be issued INL shares in any place in which, or to any person to whom, it would not be lawful to make such an offer. The distribution of this document in jurisdictions outside New Zealand and Australia may be restricted by law and persons who come into possession of this document outside New Zealand and Australia should seek advice on and observe such restrictions. Any failure to comply with restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify INL's shares or the Offer, or otherwise to permit a public offering of INL's shares outside New Zealand or Australia. INL is entitled to extend the Offer of INL shares to persons in the United Kingdom in accordance with exemptions relating to takeover offers under the Public Offers of Securities Regulations 1995 and the Financial Services and Markets Act 2000 and in the United States of America in accordance with Rule 802 of the Securities Act of 1933.

NOTICE TO UNITED STATES INVESTORS

This Offer is for the securities of a non-United States company. The Offer is subject to disclosure requirements of a non-United States jurisdiction which are different from those of the United States. Financial statements included in the Offer Document, if any, have been prepared in accordance with non-United States accounting standards that may not be comparable to the *financial* statements of a United States company.

It may be difficult for United States investors to enforce their rights and any claim that they may have arising under the United States federal securities laws, since INL is located in a country other than the United States, and some or all of its officers or directors are residents of a country or countries other than the United States. Investors may not be able to sue INL or its officers or directors in a non-United States court for violations of the United States securities laws. It may be difficult to compel INL and its affiliates to subject themselves to a United States court's judgment.

Summary

On 28 August 2003 Independent Newspapers Limited (**INL**) announced that it intended to make a full offer (the **Offer**) under the Takeovers Code for all of the fully paid shares in Sky Network Television Limited (**Sky**) not already owned by INL. INL currently holds 66.21% of the shares in Sky.

BACKGROUND

Sky is New Zealand's pre-eminent pay television operator. It offers services to customers through either ultra high frequency (**UHF**) or satellite distribution channels. As at 30 June 2003, Sky had 119,321 UHF customers and 421,473 satellite customers. In the year ended 30 June 2003, Sky reported total revenue of $391.3 million and a net surplus of $0.7 million.

In addition to the shares INL holds in Sky, INL holds approximately $754 million in cash and short-term deposits as a result of the sale of its New Zealand publishing business to Fairfax New Zealand Limited (**Fairfax**), a wholly-owned subsidiary of John Fairfax Holdings Limited. INL has agreed to sell the Geelong Advertiser and associated assets (the **Geelong Assets**), its remaining newspaper businesses, to News Limited (**News**) for $64 million. Once this transaction has been completed, which is expected to occur on 31 October 2003, INL will hold approximately $818 million in cash and short-term deposits, less any consideration paid under the Offer. Its only other material asset will be its shareholding in Sky.

INL believes that the consolidation of INL and Sky and the distribution of INL's surplus capital are logical next steps for both companies.

SUMMARY OF OFFER

The consideration offered under the Offer is:

- $3.35 in cash for each fully paid Sky share; and
- if you reside in New Zealand, Australia, the United Kingdom or the United States of America, ordinary shares in INL in the ratio of 3 INL shares for every 10 fully paid Sky shares. Entitlements to INL shares will be rounded to the nearest whole number; or
- if you reside in any other jurisdiction, a cash amount as described in clause 2.5 of the Offer Document.

The Offer is scheduled to open on 24 October 2003 and is scheduled to close on 5 December 2003 *(unless extended)*.

The Offer is unconditional. INL will send Sky shareholders who accept the Offer their cash and will register their entitlement to INL shares within 3 Business Days of receiving their Acceptance and Transfer Forms.

INL considers that the Offer fully values Sky and is fair to Sky shareholders. Valuing the Offer based on the INL share price, the Offer represents a premium of 2.4% to the Sky *share price on 27 August 2003, the day before* INL announced its intention to make the Offer. The closing INL share price on 27 August 2003 was $4.27. Using this share price to value the scrip component of the Offer results in a valuation of the Offer of $4.63 per Sky share ($3.35 *in cash plus 3 INL shares for every 10 Sky shares). The closing Sky share* price on 27 August 2003 was $4.52.

Telecom Corporation of New Zealand Limited (**Telecom**), which owns approximately 12% of Sky, has agreed to accept the Offer. Telecom currently also owns approximately 9% of INL.

INL is also offering to purchase all Sky options to acquire Sky shares and all partly paid Sky shares (**Employee Securities**). The offer prices for Employee Securities are set out on pages 9 and 10.

This Prospectus relates solely to the INL shares to be issued to those Sky shareholders (holding either fully paid or partly paid Sky shares) who accept the Offer. It does not relate to the cash consideration provided under the Offer *as part consideration for the Sky shares or for the Employee Securities.*

PLANS FOLLOWING CLOSE

If, as a result of the Offer and compulsory acquisition, INL reaches 100% ownership of Sky, INL plans to amalgamate with Sky and Mercer Investments Limited (**Mercer**) - INL's wholly-owned subsidiary that holds 66.21% of Sky. It is intended that the amalgamated company would be renamed as Sky Network Television Limited. Its sole business activity would be the business of Sky.

If INL does not achieve 100% ownership of Sky as a result of the Offer (in which case the amalgamation of Sky, INL and Mercer, would not occur) INL will hold the further Sky shares it acquires under the Offer.

If INL does not receive sufficient acceptances under the Offer to allow it to compulsorily acquire all outstanding Sky shares, INL will not purchase further Sky shares at a price higher than the price under the Offer for a period of at least 12 months from the date of the Offer.

Irrespective of the outcome of the Offer, INL intends to apply for a listing and the quotation of its ordinary shares on the ASX.

CAPITAL REDUCTION

INL intends to distribute surplus capital to INL shareholders (including those INL shareholders who acquire shares by accepting the Offer) regardless of the outcome of the Offer. INL intends to distribute the maximum amount of surplus capital which it is possible to distribute in a tax-efficient manner having regard to INL's remaining cash and short-term deposits, the level of INL's available subscribed capital immediately prior to the distribution and INL's operational requirements. The capital distribution will require shareholder and court approval and is expected to occur in March 2004.

If INL succeeds in acquiring 100% of Sky, INL expects to make a distribution of capital of approximately $375 million, which equates to approximately 81 cents per INL share.

If INL does not initially succeed in acquiring 100% of Sky, INL plans to make a distribution of capital of between $340 million and $375 million, or between approximately 78 and 83 cents per INL share. Following that distribution of capital, INL would hold between approximately $125 million and $320 million in cash. The INL board will then consider alternative methods of distributing the residual cash.

A DETAILS OF OFFER

The consideration offered under the Offer is:

- $3.35 in cash for each fully paid Sky share; and
- for shareholders who reside in New Zealand, Australia, the United Kingdom or the United States of America, ordinary shares in INL in the ratio of 3 INL shares for every 10 fully paid Sky shares. In determining the total number of INL shares to be issued to a Sky shareholder, fractional numbers of shares less than and including 0.5 will be rounded down to the nearest whole number and fractional numbers above 0.5 will be rounded up to the nearest whole number; or
- for shareholders who are resident in any other jurisdiction (**Foreign Exempt Shareholders**), a cash amount equal to the greater of:
  - the proceeds of sale of INL shares to which those Foreign Exempt Shareholders would otherwise have been entitled; and
  - an amount equal to the weighted average sale price of other INL shares traded on the day of the actual sale (this is explained further in clause 2.5 of the Offer Document),

  less brokerage at a rate of 0.35%.

The consideration offered for Employee Securities is:

- in the case of Sky options to acquire Sky shares, the relevant cash amount specified in the following table:

Tranche	*Grant date*	*Expiry Date*	*Exercise price*	*Offer price per option*
1	17 December 1997	17 December 2007	$2.10	$2.90
2	30 February 1998	30 January 2005	$2.10	$2.60
4	14 April 2001	14 November 2010	$2.80	$2.70
5	14 April 2001	1 January 2011	$3.00	$2.60
6	29 August 2001	29 November 2007	$3.55	$1.85
7	15 November 2001	15 November 2008	$3.62	$1.95

- in the case of partly paid Sky shares:
  - $1.26 in cash for each partly paid Sky share; and
  - fully paid ordinary shares in INL in the ratio of 3 INL shares for every 10 partly paid Sky shares. In determining the total number of INL shares to be issued to a Sky shareholder, fractional numbers of shares less than and including 0.5 will be rounded down to the nearest whole number and fractional numbers above 0.5 will be rounded up to the nearest whole number.

  Where partly paid Sky shares are paid in full before acceptance of this Offer, holders of those shares who accept the Offer will receive the full cash and INL share consideration set out in clause 2.1(a) of the Offer Document.

INL considers that the Offer fully values Sky and is fair to Sky shareholders. Valuing the Offer based on the INL share price, the Offer represents a premium of 2.4% to the Sky share price on 27 August 2003, the day before INL announced its intention to make the Offer. The closing INL share price on 27 August 2003 was $4.27. Using this share price to value the scrip component of the Offer results in a valuation of the Offer of $4.63 per Sky share ($3.35 in cash plus 3 INL shares for every 10 Sky shares). The closing Sky share price on 27 August 2003 was $4.52.

The Offer is unconditional. INL will send Sky shareholders who accept the Offer their cash and will register their entitlement to INL shares within 3 Business Days of receiving their Acceptance and Transfer Forms.

The Offer is scheduled to open on 24 October 2003 and is scheduled to close on 5 December 2003.

Telecom, which owns approximately 12% of Sky, has agreed to accept the Offer. Telecom currently also owns approximately 9% of INL. *If INL acquires 100% of Sky, Telecom will own approximately 11% of INL.* Telecom's agreement to accept the Offer requires INL to include statements in the Offer documents that:

- INL will not acquire shares in Sky at a price higher than that to be paid under the Offer for a period of twelve months from the date of the Offer, being 24 October 2003;
- INL will effect an amalgamation of INL and Sky as soon as practicable following Sky becoming INL's 100% wholly-owned subsidiary; and

- following the close of the Offer, INL will proceed with a share cancellation by way of a High Court approved and shareholder approved scheme of arrangement to distribute as much of its surplus capital as can be distributed in a tax-effective manner. INL shares issued pursuant to the Offer will participate in such distribution.

Following the completion of the Offer, if INL acquires at least 90% of the shares in Sky it will proceed to acquire the remaining shares under the compulsory acquisition provisions of the Takeovers Code. It expects to complete the compulsory acquisition process within one month of the close of the Offer, i.e. by January 2004. If and when INL owns all the Sky shares, INL will amalgamate with Sky and Mercer. INL intends that the amalgamated company, to be renamed Sky Network Television Limited, will be listed on the NZSX and the ASX.

Because the Offer is unconditional, at the close of the Offer INL will have increased its shareholding in Sky but may not own all of the shares in Sky. INL will be able to compulsorily acquire all of the shares in Sky only if acceptances under the Offer enable INL to increase its shareholding in Sky to at least 90%.

B KEY DATES

Indicative key dates and events are as follows.

10 October	Notice of Offer filed with Sky, Takeovers Panel and NZX
24 October	Offer sent to Sky shareholders
5 December	Close of Offer
	Compulsory acquisition commences if INL holds 90% or more of Sky's shares

INL may extend the Offer in accordance with the Takeovers Code.

C FUTURE INL SHAREHOLDING STRUCTURE

Assuming that INL achieves a full takeover of Sky, it will issue approximately 39.5 million shares to Sky shareholders as partial consideration. This will result in a dilution of approximately 8.5% in the holdings of existing INL shareholders.

The charts below compare INL's current shareholding structure to that expected following the takeover, assuming INL acquires 100% of Sky.

Pre-Offer shareholding structure

Source: INL share register



NEWS	46%
TODD	15%
TELECOM	8%
OTHER	31%

Post-Offer shareholding structure

Source: INL and Sky share registers



NEWS	41%
TODD	13%
TELECOM	11%
OTHER	34%

Note: Percentages do not add to 100% due to rounding

If INL acquires all of the shares in Sky under the Offer, INL will have approximately 462.9 million shares outstanding (compared to 423.4 million shares as at 30 June 2003) and minority shareholders in Sky will own approximately 8.5% of INL.

D RATIONALE FOR THE OFFER

In April 2003, INL agreed to sell most of its publishing assets to Fairfax for $1.188 billion in cash. The sale was completed on 30 June 2003.

Following the sale and repayment of debt, INL held a cash balance ($770 million as at 30 June 2003). The INL board decided unanimously that moving to full ownership of Sky and returning surplus capital to shareholders in a tax-efficient manner is the best way to use the cash and establish a logical ownership structure for INL and Sky.

INL has been a shareholder in Sky since 1997. In August 1997, INL acquired a 48% stake that was diluted to 40% following the initial public offering of the company in December 1997. INL subsequently increased its shareholding to its current level of 66.21% through a series of purchases between 1999 and 2001.

Notwithstanding its desire to acquire all of the shares in Sky, INL intends to continue to hold its controlling stake in Sky if the Offer falls short of this target.

E PLANS FOLLOWING CLOSE

Telecom has agreed to accept the Offer in respect of its holding of approximately 12% of Sky. Once INL purchases Telecom's Sky shares, it will own in excess of 78% of Sky and needs to further acquire less than 12% of Sky to reach 90% and then proceed to compulsory acquisition. The Offer is due to close on 5 December 2003. Following the close of the Offer, INL's strategy will depend on whether it holds 90% or more of the Sky shares.

INL holds 90% or more of the Sky shares

If INL owns 90% or more of the Sky shares, it will compulsorily acquire the remaining shares in Sky. It expects to complete this process within one month of the close of the Offer, i.e. in January 2004. If and when it controls 100% of the shares in Sky, INL intends to amalgamate with Sky and Mercer. The new company will be renamed as Sky Network Television Limited. Sky's shares will be delisted from the NZSX and ASX. INL intends to obtain a listing on the ASX in addition to its current listing on the NZSX.

INL also intends to undertake a distribution of surplus capital as described in section F.

The sole business activity of the amalgamated company would be the business of Sky.

INL holds less than 90% of the Sky shares

If INL owns less than 90% of the Sky shares following the close of the Offer, it intends to continue to operate as it does at present, holding a controlling stake in Sky. Sky will remain a separate listed company controlled by INL. In addition to shares in Sky, INL would hold between approximately $500 million and $660 million in cash.

INL also intends to undertake a distribution of surplus capital of between approximately $340 million and $375 million, as described in section F. Following the distribution, INL would have residual cash of approximately $125 million to $320 million.

Under the agreement between INL and Telecom, INL has committed not to acquire further shares in Sky at a price higher than that to be paid under the Offer for a period of 12 months from the date of the Offer.

F RETURN OF CAPITAL TO INVESTORS

INL intends to distribute surplus capital to INL shareholders (including *those INL shareholders who acquire shares by accepting the Offer)* regardless of the outcome of the Offer, as soon as reasonably practicable after the close of the Offer. INL intends to distribute the maximum amount of surplus capital which it is possible to distribute in a tax-efficient manner having regard to INL's remaining cash and short-term deposits, the level of INL's available subscribed capital immediately prior to the distribution and INL's operational requirements. The capital distribution will require shareholder and court approval and is expected to occur in March 2004.

INL intends to undertake the distribution of surplus capital regardless of the number of acceptances under the Offer.

- If INL succeeds in acquiring 100% of Sky, INL expects to make a distribution of capital of approximately $375 million, which equates to approximately 81 cents per INL share.
- If INL does not initially succeed in acquiring 100% of Sky, INL plans to make a distribution of capital of between $340 million and $375 million, or between approximately 78 and 83 cents per INL share.

The distribution of surplus capital will be structured as a distribution to all

INL shareholders by way of a pro rata share cancellation. This will preserve all INL shareholders' proportionate voting entitlements. INL proposes to carry out the distribution pursuant to a court-sanctioned scheme of arrangement that will require the approval of INL shareholders. INL shares issued to Sky shareholders who accept the Offer will participate in this distribution.

INL has taken advice in relation to the level of this proposed distribution of surplus capital and will seek confirmation from the Commissioner of Inland Revenue that it does satisfy the capital reduction rules and is not a dividend for New Zealand tax purposes. Ultimately the level of surplus capital distributed will be dependent upon this confirmation.

INL currently expects that the return of capital will occur by early March 2004, assuming that the Offer closes as scheduled.

Indicative key dates and events are as follows.

December	Initial orders from High Court sought for scheme of arrangement for capital return
January 2004	*Compulsory acquisition completed*
	Amalgamation of Sky, Mercer and INL
January 2004	Notice sent to INL shareholders of meeting to approve scheme of arrangement
February 2004	INL shareholder meeting to approve scheme of arrangement
Early March 2004	Final orders from High Court sought and scheme of arrangement completed
	Capital distributed to INL shareholders

If INL does not initially succeed in acquiring 100% of Sky, as noted above, INL plans to make a distribution of capital of between approximately $340 million and $375 million. Following that distribution of capital, INL would hold between approximately $125 million and $320 million in cash. The INL board will then consider alternative methods of distributing the residual cash.

G PROSPECTIVE FINANCIAL INFORMATION

Following the completion of the Offer and the proposed sale of the Geelong Assets, INL's only material assets will be a substantial majority, or all, of the shares in Sky and cash. Accordingly, INL's future financial performance will depend primarily on the future financial performance of Sky.

At the date of this Prospectus, Sky has not released any current forecast or other prospective financial information about its business. Accordingly, INL considers that there are no reasonable grounds to provide prospective financial information about INL.

H PRO FORMA UNAUDITED STATEMENT OF FINANCIAL POSITION

The following pro forma unaudited statement of financial position has been compiled to present an estimate of the financial position of INL as at 30 June 2003 on the basis that:

- the Geelong Assets had been sold to News as at 30 June 2003 on the same terms and for the same consideration as applying in the proposed transaction, with the gain on sale recognised in the 2003 financial year; and
- INL had acquired 33.79% of the shares in Sky, including the Telecom shareholding, to achieve a 100% shareholding as at 30 June 2003, on the basis of the Offer (referred to below as "100% Sky shareholding").

The pro forma unaudited statement of financial position has been prepared to provide a comparison to the actual financial position of INL as at 30 June 2003, as presented in the 2003 Annual Report of INL. The pro forma unaudited statement of financial position does not purport to reflect the expected future performance of INL.

INDEPENDENT NEWSPAPERS LIMITED
Information for investors 3
(CONTINUED)

The following principal assumptions have been made in compiling the pro forma unaudited statement of financial position:

1 Geelong Assets (being the Geelong publishing assets and liabilities) were sold for $64 million on 30 June 2003 with the gain on sale recognised in the 2003 financial year;

2 The Australian group debt of A$8 million has not been repaid as at 30 June 2003;

3 Group tax balances have not been adjusted for any potential adjustments arising from the Geelong Assets sale;

4 INL acquires 100% ownership of Sky on 30 June 2003 on the terms and for the consideration set out in the Offer and using an assumed INL share price of $4.55 (the closing price on 29 September 2003); and

5 Fair value adjustments are not recorded against the assets and liabilities acquired from Sky as a result of the increase in ownership to 100%.

Based on these assumptions, INL's assets would have consisted of 100% ownership of the Sky business and the surplus cash. Accordingly, the pro forma unaudited statement of financial position for INL reflects the 2003 June year actual statement of financial position for Sky and the impact of the surplus cash on INL's financial position.

PARTICULAR ACCOUNTING POLICIES

The accounting policies applied are consistent with those in INL's 2003 financial statements.

100% SKY SHAREHOLDING

Pro forma statement of financial position

As at 30 June 2003 *In NZ$ millions*

	INL Group Including Sky 30 June 2003 Audited	Adjustments Unaudited	Pro forma INL Group Including Sky 30 June 2003 Unaudited	Ref	Sky 30 June 2003 Audited
Current Assets					
Cash, Bank & Short Term Deposits	783	(396)	387	i	12
Receivables & Prepayments	57	(4)	53	ii	40
Inventories & Programming Rights	41	(0)	41		41
Income Tax Assets	8	(1)	7	ii	0
Total Current Assets	889	(401)	488		93
Current Liabilities					
Payables & Accruals	106	(4)	102	ii	93
Borrowings due within one year	19	0	19		19
Total Current Liabilities	125	(4)	121		112
Non-Current Assets					
Fixed Assets	354	(4)	350	ii	350
Intangibles	689	565	1,254	iii	34
Total Non-Current Assets	1,043	561	1,604		384
Net Funds Employed	1,807	164	1,971		365
Term Liabilities					
Borrowings	318	0	318		308
Total Term Liabilities	318	0	318		308
Shareholders' Funds					
Share Capital	461	180	641	iv	292
Asset Revaluation Reserve	14	(14)	0	ii	0
Retained Surplus (Deficit)	1,004	8	1,012	v	(236)
Currency Translation Reserve	(9)	9	0	ii	1
Equity attributable to Minority Shareholders	19	(19)	0	vi	0
Total Shareholders' Funds	1,489	164	1,653		57
Total Term Liabilities and Equity	1,807	164	1,971		365

Note: The Sky 30 June 2003 audited position, incorporated in the INL Group position, is presented for information purposes only.

Adjustments to INL 30 June 2003 audited financial position:

i Comprises cash consideration for the 33.79% of Sky shares (Assumption 4), the net cash received on the sale of the Geelong Assets (Assumption 1) and repayment of the Geelong intercompany receivables.

ii Reflects sale of the Geelong Assets (Assumption 1) and resultant transfer of the Asset Revaluation Reserve and Currency Translation Reserve to retained surplus.

iii Increase in intangibles following the acquisition of the remaining Sky shares (Assumption 4) offset by the removal of the Geelong masthead (Assumption 1).

iv Additional INL shares issued in part consideration for the 33.79% of Sky shares at a cost of $4.55 per INL share (Assumption 4).

v Adjustment to retained earnings to reflect the sale transaction (Assumption 1).

vi Reduction in minority interest as INL owns 100% of Sky (Assumption 4).

100% Sky shareholding post capital distribution

As discussed in section F, INL intends to distribute its surplus cash to shareholders by way of a pro rata share cancellation as soon as practicable after the close of the Offer. The pro forma unaudited statement of financial position above excludes the impact of this proposed distribution. The pro forma statement of financial position, should the proposed distribution of approximately $375 million be made, would be as follows:

100% SKY SHAREHOLDING POST CAPITAL DISTRIBUTION (Continued)

Pro forma statement of financial position

As at 30 June 2003 — *In NZ$ millions*

	Pro forma INL 30 June 2003 Unaudited	Capital Distribution Unaudited	Pro forma INL Post-Dist. Unaudited
Current Assets			
Cash, Bank & Short Term Deposits	387	(375)	12
Receivables & Prepayments	53	0	53
Inventories & Programming Rights	41	0	41
Income Tax Assets	7	0	7
Total Current Assets	488	(375)	113
Current Liabilities			
Payables & Accruals	102	0	102
Borrowings due within one year	19	0	19
Total Current Liabilities	121	0	121
Non-Current Assets			
Fixed Assets	350	0	350
Intangibles	1,254	0	1,254
Total Non-Current Assets	1,604	0	1,604
Net Funds Employed	1,971	(375)	1,596
Term Liabilities			
Borrowings	318	0	318
Total Term Liabilities	318	0	318
Shareholders' Funds			
Share Capital	641	(145)	496
Asset Revaluation Reserve	0	0	0
Retained Surplus (Deficit)	1,012	(230)	782
Currency Translation Reserve	0	0	0
Equity attributable to Minority Shareholders	0	0	0
Total Shareholders' Funds	1,653	(375)	1,278
Total Term Liabilities and Equity	1,971	(375)	1,596

The capital distribution has been allocated across share capital and retained surplus in proportion to the ratio each bears to total shareholders' funds.

I FUTURE DIVIDEND POLICY AND CAPITAL STRUCTURE

INL has maintained a policy of paying dividends to shareholders and paid a final dividend for the year to 30 June 2003 of five cents per share on 26 September 2003.

Following the sale of the publishing assets, the company's only material assets are:

- cash;
- the Geelong Assets which INL has agreed to sell to News for $64 million; and
- its shareholding in Sky.

Assuming that INL acquires all of the Sky shares, the companies are amalgamated and capital returned to shareholders, INL's only material assets will be 100% of Sky and a small amount of cash. The company's ability to pay future dividends to shareholders will depend on the cashflow available from Sky.

Sky has historically not paid dividends as it has only recently reached the point of producing sustainable profits. If Sky remains a separate listed company, it is not clear when the company would be in a position to pay dividends. However, after Sky's most recent earnings announcement, Sky's management was reported to state that it is considering the most effective way to return capital to shareholders and expects to make an announcement on this within the next year.

INL intends to ensure that the cashflow generated by Sky continues to be used for purposes that are most beneficial to shareholders. This will include an appropriate balance between the company's requirements for funding growth initiatives with shareholders' desire for regular dividends.

Following its return of capital to shareholders, INL will hold only a small amount of cash and it will have Australian group debt of A$8 million. Accordingly, the capital structure of the company after the amalgamation will be determined by Sky's capital structure at the time of the amalgamation. At 30 June 2003 Sky held $12.1 million in cash. Its borrowings comprised $111.1 million in capital notes and a bank facility drawn to $148 million. The capital notes have an election date of 15 October 2006. Based on Sky's market capitalisation as at 29 September 2003, this capital structure would give the amalgamated company a net debt to market enterprise value ratio of approximately 11%.

J RISKS

Risks relating to INL shares

Link to Sky performance

The principal risks faced by INL's business relate to the Sky business and are those already faced by you as a Sky shareholder. See "Risks relating to INL's investment in Sky" below. Following the completion of the Offer, the majority of INL's assets will consist of Sky shares and cash. The only other material assets of INL as at the date of this Prospectus are its investment in the Geelong Assets and cash and short-term deposits. INL has agreed to sell the Geelong Assets to News, with the sale expected to occur on 31 October 2003.

Sale of Geelong Assets

INL has agreed to sell the Geelong Assets to News for $64 million. The sale is expected to settle on 31 October 2003. *If for any reason the sale does not proceed,* INL would need to seek another purchaser for the Geelong Assets (in which case the sale price may change) or continue to hold those assets.

INL distributions

If INL is unable to acquire all the shares in Sky under the Offer, INL will be dependent upon returns on cash and short-term deposits and distributions from Sky for revenue. A failure by Sky to make distributions will affect distributions that can be made by INL.

INDEPENDENT NEWSPAPERS LIMITED
Information for investors 3
(CONTINUED)

Taxation on capital reduction

Regardless of whether or not INL purchases all the outstanding Sky shares, INL intends to effect a distribution of surplus capital. INL shareholders outside New Zealand may incur a tax liability as a result of this distribution.

Sale warranties

In connection with the sale of its publishing business to Fairfax, INL provided Fairfax with certain warranties in respect of the publishing business. INL expects that in connection with the sale of the Geelong Assets, INL will provide reasonable warranties in respect of that business. *There is a risk that a claim may be made under either sale agreement.*

Risks relating to INL's investment in Sky

Sports programming risk

Sky's rights to broadcast sports events, especially rugby, are important to its ability to attract and retain customers. Sky's rights to broadcast Super 12, Tri-Nations, Bledisloe Cup and NPC rugby matches are due to be re-negotiated in 2005. A failure by Sky to retain some or all of these rights *may have a material adverse effect on its business.*

Foreign currency risk

Sky is heavily exposed to the risk of changes in the New Zealand dollar/United States dollar exchange rate. A large proportion of Sky's programming costs are denominated in United States dollars. In addition, Sky purchases set-top boxes with United States dollars. Sky's revenues are denominated in New Zealand dollars. An adverse change in the New Zealand dollar/United States dollar exchange rate would have an adverse effect on Sky's net surplus and the value of INL shares. In the short-term, this risk is mitigated by Sky's policy of hedging its foreign currency exposure.

Regulatory risk

Sky's business could be adversely affected by new legislation or regulations that imposed additional costs on it or restricted its ability to maintain or grow its revenue.

Technology risk
Sky broadcasts services using UHF and satellite transmission technologies. Sky is exposed to the risk that other technologies, such as cable transmission or asynchronous digital subscriber line technologies, could be used to provide competing services. At present, this risk is mitigated by the arrangements Sky has entered into with TelstraClear Limited (**TelstraClear**) and Telecom, two potential competitors to Sky. Under these arrangements, TelstraClear and Telecom have agreed to use Sky content in their own product offerings.

Competition risk
Sky competes with free-to-air television broadcasters, principally Television New Zealand Limited and CanWest International Communication Inc. (operator of TV3 and TV4), for advertising revenues. Sky is exposed to the risk of changes in its share of television advertising and in television's share of total media advertising.

Customer churn risk
Sky's ability to grow its customer base and subscription revenues is reduced by the loss of existing customers (**churn**). Churn is affected by a wide range of factors, including changes in programming and subscription prices. Unanticipated increases in churn would have an adverse effect on Sky's business.

Operating risk
Sky's satellite services are broadcast utilising satellite transponders leased from Cable & Wireless Optus Limited (**Optus**). The lease contract expires in 2006. Any failure in the Optus satellite that disrupts Sky's ability to continue its services would have an adverse effect on its business.

Economic activity
Sky is exposed to the risk of a general downturn in the New Zealand economy. This could reduce the value of the business by, for example, reducing the rate of growth of Sky's customer base or by reducing its advertising revenues.

Changes in taxation
Any change in the rate of tax on company income, or on the rules that permit companies to carry forward and utilise past tax losses, could have an adverse effect on Sky's profitability and shareholder returns.

INDEPENDENT NEWSPAPERS LIMITED
Information for investors 3
(CONTINUED)

Consequences of insolvency

All creditors of INL will rank ahead of claims by INL shareholders if INL is liquidated. After all creditors have been paid, in the event of insolvency or liquidation of INL, any remaining assets of INL will be available for distribution between all the holders of INL shares who will rank equally amongst themselves.

The INL shares you receive pursuant to this Offer will be fully paid and you will not be liable to pay any money to any person at any time once your Sky shares (provided by way of consideration for the INL shares under the Offer) have been transferred to INL, including on insolvency of INL.

K MANAGEMENT TEAM AND BOARDS OF DIRECTORS

Sky

The current directors of Sky are:

Marko Bogoievski

Robert William Bryden

Albert Barrie Downey

John Michael Fellet

John Bernard Hart

Peter John Macourt

Brett Christopher Sutton *(as alternate for Robert Bryden)*

Peter Floyd Wylie

Profiles of Sky's senior management are set out below.

John Fellet, Chief Executive Officer

John Fellet joined Sky as Chief Operating Officer in 1991. He was appointed as Chief Executive in January 2001 and as a director in April 2001. Mr Fellet holds a Bachelor of Arts degree in Accounting from Arizona State University. He has 20 years of experience in the pay television industry, including 10 years with Tele-Communications Inc. in the United States of America.

Jason Hollingworth, Chief Financial Officer & Company Secretary

Jason Hollingworth joined Sky as Chief Financial Officer in 2002. Mr Hollingworth holds a Master of Commerce degree from Canterbury University and is a chartered accountant. He has 15 years of experience in corporate finance related activities.

INL

The current directors of INL are:

Robert William Bryden

Malcolm Robert Colless

Kenneth Edward Cowley

Theresa Elizabeth Gattung

John Murray Hunn

Peter John Macourt

Sir Colin James Maiden

Sandra Mary Moran

Humphry John Davy Rolleston

Mark John Verbiest *(as alternate for Theresa Gattung)*

Peter Floyd Wylie

This section of the Prospectus sets out the information required in a prospectus by the Securities Regulations 1983 as modified by the Securities Act (Takeovers) Exemption Notice 2001. Defined terms set out under "Definitions" carry the same meanings where used in this Prospectus.

NAME OF ISSUER

The issuer of the INL shares offered under the Offer is Independent Newspapers Limited, a company governed by the Companies Act 1993 with its registered office at Level 8, Majestic Centre, 100 Willis Street, Wellington, New Zealand.

MATERIAL TERMS AND CONDITIONS OF THE INL SHARES

The securities being offered as partial consideration under the Offer are fully paid ordinary shares in the capital of INL.

Each INL share entitles the holder to:

- one vote on a poll at a meeting of INL shareholders;
- an equal participation with other INL shares in any dividend declared by INL;
- an equal participation with other INL shares in the residual assets on liquidation of INL;
- be sent reports, notices of meetings and other information sent to shareholders; and
- any other rights as an INL shareholder conferred by INL's constitution and the Companies Act 1993.

Further details of the rights and obligations of INL shareholders are set out in the INL constitution.

ANNUAL REPORT

A copy of the most recent annual report of INL for the financial year to 30 June 2003 is available on request from INL at its registered office or by writing to the Registrar at Computershare Investor Services Limited, Private Bag 92119, Auckland 1020.

No half yearly report or interim report has been released since the most recent annual report was completed.

OTHER MATERIAL INFORMATION

Other than as disclosed above, INL is not aware of any other information that could reasonably be expected to be material to the making of a decision by Sky shareholders to accept or reject the Offer.

TAXATION CONSEQUENCES

The following is intended to provide a general overview of the taxation implications for holders of shares issued by Sky in disposing of those shares and in holding INL shares. This summary is not intended to be comprehensive and is based upon INL's interpretation of income tax legislation currently in force as at the date of this document.

Shareholders should not rely on these comments as advice in relation to their own affairs. The taxation laws are complex and there could be implications in addition to those described below. It is recommended that shareholders and holders of options consult their own tax advisers for advice applicable to their individual needs and circumstances. Neither INL nor its advisers accept any responsibility for tax implications for any shareholders or holders of options.

References in this tax section to "Sky shares" include both fully paid and partly paid shares issued by Sky.

a New Zealand residents

The following paragraphs apply to holders who are natural persons resident in New Zealand for New Zealand tax purposes.

i Disposal of Sky shares held as capital assets

Holders who hold their Sky shares as capital assets (i.e., are not share traders and did not acquire their shares for the purpose of resale) will have no New Zealand income tax liability on the disposal of their shares to INL.

ii Disposal of Sky shares held as revenue assets

A shareholder may be subject to New Zealand income tax on any profit arising on disposal of those shares where:

- the shareholder is in the business of dealing in shares; or
- the Sky shares were acquired for the purpose of sale or other disposal; or
- the Sky shares are held as part of an undertaking or scheme carried on or carried out entered into or devised for the purpose of making a profit.

iii Dividends on INL shares

Dividends on INL shares will be subject to income tax. Any imputation credit attached to the dividends will be available as a credit against that income tax. To the extent to which dividends do not have imputation credits attached, INL will deduct resident withholding tax, which will also be available as a credit against income tax.

b Australian tax residents

The following paragraphs apply to shareholders who are natural persons resident in Australia for Australian tax purposes. The Australian taxation implications for Australian resident individuals who dispose of Employee Securities pursuant to this Offer are not discussed below. Australian resident individuals who dispose of Employee Securities should seek their own independent income tax advice.

i Disposal of Sky shares held as a capital investment

A disposal of Sky shares may trigger a taxable CGT gain or CGT loss for Australian resident shareholders for Australian income tax purposes. In certain circumstances, a Sky shareholder may elect CGT rollover relief to defer a taxable CGT gain. This is discussed below.

A taxable CGT gain will only arise for those Australian resident shareholders who acquired their shares after 19 September 1985. A taxable CGT gain arises where the proceeds of the disposal of the individual's Sky shares exceeds the CGT cost base of the Sky shares. The CGT proceeds on disposal will comprise:

- the cash consideration of NZ$3.35 per share; plus
- the market value of the INL shares received by the individual in exchange for his or her Sky shares.

For Australian CGT purposes, an individual must determine the Australian dollar equivalent of the consideration he or she has received at the time of the disposal of their Sky shares. The Australia dollar equivalent consideration will be determined based upon the exchange rate applying at the time of the disposal of the Sky shares.

CGT gains are included in an individual taxpayer's assessable income and taxed at the taxpayer's marginal tax rate. However, there are CGT concessions that apply to individuals in certain circumstances.

If an individual acquired his or her Sky shares after 19 September 1985 and before 21 September 1999, the individual can choose to calculate the CGT gain arising from the disposal of his or her Sky shares using one of two alternative methods:

- firstly, an amount equal to the difference between the CGT proceeds on disposal of the Sky shares and the CGT cost base of the shares indexed for inflation until 30 September 1999; or
- secondly, provided certain conditions are satisfied (see immediately below), an amount equal to 50% of the CGT gain arising from the disposal of the Sky shares, where the CGT gain is calculated as the difference between the CGT proceeds on disposal of the shares and the CGT cost base of the shares without any indexation of the cost base for inflation.

The 50% CGT discount concession is not available *unless an individual* derives a CGT gain from the disposal of Sky shares after 21 September 1999, and which have been held for at least 12 months at the time of *their disposal.*

An individual will incur a CGT loss if the CGT proceeds from the disposal of his or her Sky shares acquired after 19 September 1985 are less than the CGT cost base of the Sky shares. In calculating a CGT loss, the CGT cost base of the Sky shares is not indexed for inflation. A CGT loss may be offset only against CGT gains arising in the same or subsequent years of income.

No New Zealand income tax will apply.

ii CGT rollover relief

If INL becomes the holder of 80% or more of the Sky shares as a result of the takeover bid, Australian resident shareholders of Sky who would otherwise derive an Australian taxable CGT gain from their disposal of Sky shares may elect CGT rollover with respect to the INL shares they have received as part consideration for the disposal of the Sky shares.

No CGT rollover relief is available with respect to the cash component of the consideration payable to individual Sky shareholders.

Where an individual chooses for *CGT rollover relief to apply, that part of* the CGT gain that would otherwise arise to the individual in relation to the INL shares he or she has received would be disregarded. To determine the amount of the CGT gain that is subject to CGT rollover, an individual shareholder must apportion the CGT cost base of his or her shares between the cash component of the consideration and the INL shares received.

The CGT cost base of the INL shares acquired by an individual Sky *shareholder will equal that part of the* CGT cost base of the individual's Sky shares referable to the INL shares he or she has received.

iii Disposal of Sky shares held as revenue assets

In certain circumstances, for example, where an Australian resident shareholder is in the business of trading in shares, the individual may be subject to the general Australian income tax provisions (rather than the capital gains tax provisions) of the tax legislation in respect of profits or losses arising on disposal of his or her Sky shares. No tax rollover is available in these circumstances.

In calculating the amount of assessable income or the tax loss arising from the disposal of Sky shares in these circumstances, the consideration *will comprise:*

- the cash consideration of NZ$3.35 per share; plus
- the market value of the INL shares received by the individual in exchange for his or her Sky shares.

An amount of assessable income will arise where the consideration received by a shareholder in respect of the disposal of his or her Sky shares exceeds the cost of Sky shares. A tax loss will arise where the consideration received in respect of the disposal of his or her Sky shares is less than the cost of the Sky shares. *Shareholders will need to* determine the taxation impact of any assessable income or loss in their own particular circumstances.

The amount of the assessable income derived or the loss incurred must be translated into Australian dollars at the appropriate exchange rate.

No New Zealand income tax will apply (unless the shares are held as part of a business carried on in New Zealand through a permanent establishment in New Zealand).

iv Dividends on INL shares

Dividends on INL shares will be subject to Australian income tax. INL is unlikely to attach franking credits to such dividends.

Dividends will be subject to deduction of New Zealand non-resident withholding tax at the rate of 15%. Should INL attach imputation credits to the fullest extent possible to such dividends it will, where possible, avail itself of the foreign investor tax credit (FITC) regime which enables the full cash amount of the ordinary dividend declared by INL to be received by a non-resident shareholder.

An Australian resident shareholder of INL will be entitled to claim a foreign tax credit with respect to the New Zealand non-resident withholding tax equal to the lesser of the withholding tax amount and the amount of Australian tax payable upon the dividends received.

c **Residents of other countries**

Residents of other countries will need to seek their own specific taxation law advice.

It is recommended that shareholders and holders of options consult their own tax advisers for advice applicable to their individual needs and circumstances. Neither INL nor its advisers accept any responsibility for tax implications for any shareholders or holders of options.

MATERIAL CONTRACTS

Sale of New Zealand publishing business to Fairfax

The sale and purchase agreement (the **Publishing Sale Agreement**) between INL and Fairfax was entered into on 25 May 2003. John Fairfax Holdings Limited guaranteed the obligations of Fairfax New Zealand Limited. The sale was completed on 30 June 2003.

The Publishing Sale Agreement provided for the sale and purchase of the following businesses (and their associated assets and liabilities, with certain exclusions):

- newspaper printing and publishing;
- magazine printing and publishing;
- Gordon & Gotch distribution business;
- commercial printing; and
- "Stuff" website and internet business operation.

INDEPENDENT NEWSPAPERS LIMITED
Additional information
(CONTINUED) 5

The sale included a transfer to Fairfax of the liabilities associated with the New Zealand publishing business and assets, with certain exclusions.

The total consideration for the sale was $1.188 billion.

Fairfax conducted a detailed due diligence review of the business prior to signing the Publishing Sale Agreement. Having regard to that due diligence review, INL has provided Fairfax with appropriate representations and warranties (and a supporting indemnity) in relation to the business and its assets and liabilities. These warranties are subject to a two year time limit for any claim, and to a $200 million limitation as to total quantum.

INL will be required to provide credit support for its warranties if, within two years after closing, the value of the consolidated net tangible assets of INL drops below $200 million. In this manner, Fairfax has comfort that it will have recourse to an entity of sufficient worth for the duration of the period of the warranties.

INL covenanted in favour of Fairfax that it will not directly or indirectly re-engage in a business in New Zealand which is the same as the publishing business being sold. This covenant lasts for a period of three years from closing.

Sale of Geelong Assets to News

INL has agreed to sell the Geelong Assets to News for $64 million.

A formal sale and purchase agreement (the **Geelong Sale Agreement**) between INL and News is being negotiated. The sale is expected to be completed on 31 October 2003.

The Geelong Sale Agreement will provide for the sale and purchase of the shares *in the holding company of the Geelong Assets.* INL will provide News with appropriate representations and warranties (and a supporting indemnity) in relation to the business and its assets and liabilities. These warranties will be expected to be subject to reasonable time limits for any claims, and to reasonable limitations as to quantum.

DIRECTORS' DISCLOSURES

Interests of INL directors

Except as disclosed in this Prospectus, the Offer Document and the INL Annual Report:

- no director of INL has or has had in the two years before the date of the Offer any interest in the formation or promotion of INL or the Offer or in any property acquired or proposed to be acquired by INL in connection with the formation or promotion of INL or the Offer; and
- no amounts, whether in cash or shares or otherwise, have been paid or agreed to be paid, and no benefit has been given or agreed to be given, to any director of INL, either to induce him or her to become, or to qualify him or her as a director of INL, or otherwise, for services rendered by him or her in connection with the promotion or formation of INL or the Offer.

Directors' remuneration

The fees and remuneration received by directors of INL in the financial year ended 30 June 2003 and the period up until the Offer is scheduled to commence are set out below. The payments include directors' fees, consultancy fees and (in the case of executive directors) salary and other benefits.

A number of directors of INL and Sky do not personally receive directors' fees paid by those companies as they represent the interests of substantial security holders.

	($000s) per annum
R W Bryden	40
M R Colless	40
K E Cowley	270.6
T E Gattung	40
J M Hunn	45
P J Macourt	40
C J Malden	45
S M Moran	40
H J D Rolleston	40
P F Wylie	621.9

For the period from 30 June 2003 until the date of the Offer, all directors will receive directors' fees at the same level as set out above, except in the case of P F Wylie who has ceased to be an executive director. For the period from 30 June 2003 until the date of the Offer, P F Wylie will receive $40,000 per annum in his capacity as a director.

Directors' share holdings

At the date of the Offer each director of INL (or companies nominated by the director) is entitled to the shares in INL set out opposite his or her name in the table below.

Director	*Number of Shares*
M R Colless	750
J M Hunn	6,000
C J Maiden (CJ and JM Maiden Trust)	35,715
S M Moran	59,841

INTERESTS OF EXPERTS AND ADVISERS

Except as disclosed in this Prospectus and the Offer Document no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Offer Document or this Prospectus, or a promoter of INL or a financial services licensee named in this Prospectus (*which includes a licensed dealer*) of the *Offer:*

- has or has had in the two years before the date of the Offer any interest in the formation or promotion of INL or the Offer or in any property acquired or proposed to be acquired by INL in connection with the formation or promotion of INL or the Offer; or
- has been paid any amount or agreed to be paid and no benefit has been given or agreed to be given, to any such person in connection with services provided by the person in connection with the formation or promotion of INL or the Offer.

Grant Samuel and Associates Limited has prepared an Independent Adviser's Report which is included in the Offer Document as Appendix 2 as required by Rule 22 of the Takeovers Code. INL has agreed to pay Grant Samuel and Associates Limited a fee of $24,225 (plus GST) for this work.

First NZ Capital has acted as financial adviser to INL in relation to the Offer. INL has paid or agreed to pay First NZ Capital $350,000 (plus GST) for those services and an incentive component of $650,000 (plus GST).

Bell Gully has acted as New Zealand legal adviser to INL in relation to the Offer (other than in relation to taxation). INL has paid or agreed to pay Bell Gully approximately $400,000 (plus GST) for those services in relation to the Offer.

KPMG has acted as accounting and taxation adviser to INL in relation to the Offer. INL has paid or agreed to pay KPMG approximately $120,000 (plus GST) for those services.

CONSENTS AND DISCLAIMERS OF RESPONSIBILITY

Grant Samuel and Associates Limited has given and has not before lodgement of this Offer Document withdrawn its written consent to being named in this document as independent adviser in the form and context in which it is named and to the inclusion of its Independent Adviser's Report in the Offer Document in the form and context in which it appears and references to that report on that document.

First NZ Capital, Bell Gully and KPMG have given and have not, before the lodgement of this document, withdrawn their consent to be named in this document in the form and context in which they are named.

Grant Samuel and Associates Limited has been involved only in the preparation of that part of the Offer Document that consists of the Independent Adviser's Report in Appendix 2 of the Offer Document. Accordingly, Grant Samuel and Associates Limited:

- has not authorised or caused the issue of this document other than the Independent Adviser's Report; or
- has not made, or purported to make, any statement in this document other than the Independent Adviser's Report; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this document other than a reference to its name and the Independent Adviser's Report.

None of First NZ Capital, Bell Gully or KPMG:

- has authorised or caused the issue of this document; or
- has made, or purported to make, any statement in this document; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this document other than a reference to its name.

EXPENSES OF THE OFFER

The total expenses of the Offer, including advisory, legal, accounting, tax and administrative fees, as well as printing, advertising and other expenses, all of which have been or will be paid by INL, are currently estimated to total approximately $2,000,000 (plus GST).

PRIVACY INFORMATION FOR AUSTRALIAN INVESTORS

If you accept the Offer, you will provide personal information to INL and the Registrar. INL and the Registrar collect, hold and use your personal information in order to assess your Acceptance and Transfer Form, service your needs as an INL investor, provide facilities and services that you request and carry out appropriate administration.

Company and tax law requires some of the information to be collected. If you do not provide the information requested, your Acceptance and Transfer Form may not be able to be processed efficiently, or at all.

INL and the Registrar may disclose your personal information for purposes related to your investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988 (Australia):

- the Registrar in order to assess your Acceptance and Transfer Form and for the ongoing administration of the register;
- the printers and the mailing house for the purposes of preparation and distribution of statements and for handling of mail; and
- if applicable, members of INL or the Registrar in order to verify that you qualify as an INL shareholder.

If you become an INL shareholder, your information may also be used or disclosed from time to time to inform you about INL's products or services that INL thinks may be of interest to you. If you do not want your personal information to be used for this purpose, you should contact INL through the Registrar at the address set out below.

Under the Privacy Act 1988, you may request access to your personal information held by (or on behalf of) INL or the Registrar. You can request access to your personal information by telephoning or writing to INL through the Registrar as follows:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna
Private Bag 92119, Auckland 1020
Phone: (09) 488 8700 Fax: (09) 488 8787

Additional information 5

(CONTINUED)

EXEMPTION FROM ASIC

ASIC has granted an exemption to INL from all of the provisions in Parts 6D.2 and 6D.3 of the Corporations Act 2001 of Australia, other than sections 706, 707, 708, 710, subsections 711(1) to (4), section 718, subsections 723(1), 727(1), 727(2) and 727(4) and sections 728, 729, 731, 733, 736 and 738. This *exempts INL from certain of the procedural requirements in Parts* 6D.2 and 6D.3 of the Corporations Act 2001 of Australia.

Signed by:

Robert William Bryden | *Malcolm Robert Colless*

Kenneth Edward Cowley AO | *Theresa Elizabeth Gattung*

John Murray Hunn | *Peter John Macourt*

Sir Colin James Maiden | *Sandra Mary Moran*

Humphry John Davy Rolleston | *Peter Floyd Wylie*

Definitions 6

Acceptance and Transfer Form means the acceptance and transfer form enclosed with and forming part of the Offer Document.

ASIC *means the Australian Securities and Investments Commission.*

ASX means the Australian stock exchange.

Business Day means a day on which the NZSX is open for trading.

Employee Securities means all Sky options to acquire Sky shares and all partly paid Sky shares, and **Employee Security** means any of them.

Fairfax means Fairfax New Zealand Limited.

Foreign Exempt Shareholder means:

(a) any holders of shares in Sky on the record date for Offer whose address in Sky's share register is outside New Zealand, the United States of America, the United Kingdom and Australia; or

(b) any legal or beneficial holder of shares in Sky who does not reside in New Zealand, the United States of America, the United Kingdom or Australia.

Geelong Assets mean the Victoria, Australia based newspaper business that publishes the *Geelong Advertiser, Geelong News, The Echo* and several monthly magazines.

Geelong Sale Agreement means the sale and purchase agreement between INL and News for the Geelong Assets.

Independent Adviser's Report means the report by Grant Samuel and Associates Limited attached as Appendix 2 to the Offer Document.

INL means Independent Newspapers Limited ARBN 099 992 426, a company incorporated in New Zealand.

Investment Statement means the INL investment statement prepared in accordance with the Securities Act 1978.

Mercer means Mercer Investments Limited.

News means News Limited, and where the context requires, includes its wholly-owned subsidiaries.

NZSX means the New Zealand stock exchange.

NZX means New Zealand Exchange Limited.

Offer means the takeover offer set out in the Offer Document.

Definitions 6

(CONTINUED)

Offer Document means the takeover offer document in relation to the full offer by INL to purchase all of the shares and Employee Securities to which the Investment Statement is appended.

Optus means Cable & Wireless Optus Limited.

Prospectus means this prospectus registered with the Companies Office on 10 October 2003.

Publishing Sale Agreement means the sale and purchase agreement between INL and Fairfax to sell INL's New Zealand publishing business and assets.

Registrar means Computershare Investor Services Limited.

Sky means Sky Network Television Limited, a company incorporated in New Zealand.

Sky shares means fully paid ordinary shares in Sky.

Takeovers Code mean the takeovers code recorded in the Takeovers Code Approval Order 2000 (SR 2000/210).

Takeovers Panel means the Takeovers Panel established by the Takeovers Act 1993.

Telecom means Telecom Corporation of New Zealand Limited.

TelstraClear means TelstraClear Limited.

Todd means Todd Communications Limited.

Directory 7

The Company
Independent Newspapers Limited
Level 8
Majestic Centre
100 Willis Street
P O Box 2595
Wellington

Phone: (04) 496 9800
Fax: (04) 496 9841

Financial Adviser
First NZ Capital
10th Floor
Caltex Tower
282-292 Lambton Quay
PO Box 3394
Wellington

Phone: (04) 474 4400
Fax: (04) 474 4051

23-29 Albert Street
PO Box 5333
Auckland

Phone: (09) 302 5500
Fax: (09) 302 5580

Legal Adviser
Bell Gully
HP Tower
171 Featherston Street
PO Box 1291
Wellington

Phone: (04) 473 7777
Fax: (04) 473 3845

Accounting and Taxation Adviser
KPMG
KPMG House
135 Victoria Street
PO Box 996
Wellington

Phone: (04) 382 8800
Fax: (04) 802 1224

Registrar
Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland 1020

Phone: (09) 488 8700
Fax: (09) 488 8787



INDEPENDENT NEWSPAPERS LIMITED





EXHIBIT 3

Information Memorandum dated October 10, 2003 relating to Sky Network Television Limited Takeover Offer

INDEPENDENT NEWSPAPERS LIMITED

INFORMATION MEMORANDUM

relating to

SKY NETWORK TELEVISION LIMITED

TAKEOVER OFFER

10 October 2003

You are not required to do anything in response to this information memorandum. If you are a Sky shareholder, you will receive under separate cover the Offer for your Sky shares. The Offer is expected to be mailed to Sky shareholders on or about 24 October 2003.

DATED 10 OCTOBER 2003

Index

Introduction

1

On 28 August 2003, Independent Newspapers Limited (**INL**) announced that it intended to make a takeover offer (the **Offer**) for the shares in Sky Network Television Limited (**Sky**) that it does not already own. INL currently holds 66.21% of the shares in Sky.

The Market Surveillance Panel of NZX has granted INL a waiver from the requirement to obtain shareholder approval under Listing Rules 9.1.1, 9.2.1 and 7.3.8, which would otherwise be required to enable INL to proceed with the Offer. These listing rules relate to major transactions, material transactions between related parties and the issue of new shares as part of a takeover offer where the target company (Sky) is an associated person.

As a condition of the waiver in respect of major transactions (Listing Rule 9.1.1), INL is required to provide sufficient information to its shareholders to demonstrate the benefits and implications of the takeover for INL, as would be required under Listing Rule 9.1.2. This information memorandum provides you with that information. We will provide you with a subsequent update and with further information about the proposed return of capital following the close of the Offer.

Details of the Offer

2

The consideration offered under the Offer is:

- $3.35 in cash for each fully paid Sky share; and
- for Sky shareholders resident in New Zealand, Australia, the United Kingdom or the United States of America, ordinary shares in INL in the ratio of 3 INL shares for every 10 fully paid Sky shares. In determining the total number of INL shares to be issued to a Sky shareholder, fractional numbers of shares less than and including 0.5 will be rounded down to the nearest whole number and fractional numbers above 0.5 will be rounded up to the nearest whole number; or
- for Sky shareholders resident in any other jurisdiction, a cash amount equal to the greater of:
  - the proceeds of sale of INL shares to which those shareholders would otherwise have been entitled; and
  - an amount equal to the weighted average sale price of other INL shares traded on the day of the actual sale,

  less brokerage at a rate of 0.35%

INL considers that the Offer fully values Sky and is fair to Sky shareholders. Valuing the Offer based on the INL share price, the Offer represents a premium of 2.4% to the Sky share price on 27 August 2003, the day before INL announced its intention to make the Offer. The closing INL share price on 27 August 2003 was $4.27. Using this share price to value the scrip component of the Offer results in a valuation of the Offer of $4.63 per Sky share ($3.35 in cash plus 3 INL shares for every 10 Sky shares). The closing Sky share price on 27 August 2003 was $4.52.

The Offer is unconditional. INL will send Sky shareholders who accept the Offer their cash and will register their entitlement to INL shares within 3 Business Days of receiving their Acceptance and Transfer Forms.

The Offer is scheduled to open on 24 October 2003 and is scheduled to close on 5 December 2003.

Details of the Offer

Telecom Corporation of New Zealand Limited (**Telecom**), which owns approximately 12% of Sky, has agreed to accept the Offer. Telecom currently also owns approximately 9% of INL. If INL acquires 100% of Sky, Telecom will own approximately 11% of INL. Telecom's agreement to accept the Offer requires INL to include statements in the Offer documents that:

- INL will not acquire shares in Sky at a price higher than that to be paid under the Offer for a period of twelve months from the date of the Offer, being 24 October 2003;
- INL will effect an amalgamation of INL and Sky as soon as practicable following Sky becoming INL's 100% wholly-owned subsidiary; and
- following the close of the Offer, INL will proceed with a share cancellation by way of a High Court approved and shareholder approved scheme of arrangement to distribute as much of its surplus capital as can be distributed in a tax-effective manner. INL shares issued pursuant to the Offer will participate in such distribution.

Following the completion of the Offer, if INL acquires at least 90% of the shares in Sky *it will proceed to acquire the remaining shares under the* compulsory acquisition provisions of the Takeovers Code. It expects to complete the compulsory acquisition process within one month of the close of the Offer, i.e. by January 2004. If and when INL owns all the Sky shares, INL will amalgamate with Sky and Mercer Investments Limited (**Mercer**) - INL's wholly-owned subsidiary that holds 66.21% of Sky. INL intends that the *amalgamated company, to be renamed Sky Network Television Limited*, will be listed on the NZSX and the ASX.

Because the Offer is unconditional, at the close of the Offer INL will have increased its shareholding in Sky but may not own all of the shares in Sky. INL will be able to compulsorily acquire all of the shares in Sky only if acceptances under the Offer enable INL to increase its shareholding in Sky to at least 90%.

The Offer includes an offer to acquire the Sky executive options for cash consideration. INL will also offer to purchase partly paid shares for $1.26 per partly paid share plus ordinary shares in INL in the ratio of 3 INL shares for every 10 partly paid shares.

Cash consideration will be provided to Sky shareholders who accept the Offer and who would otherwise have held less than 100 INL shares.

Key dates

Indicative key dates and events are as follows.

10 October	Notice of Offer filed with Sky, Takeovers Panel and NZX
24 October	Offer sent to Sky shareholders
5 December	Close of Offer
	Compulsory acquisition commences if INL holds 90% or more of Sky's shares
December	Initial orders from High Court sought for scheme of arrangement for capital return
January 2004	Compulsory acquisition completed
	Amalgamation of Sky, Mercer and INL
	Notice sent to INL shareholders of meeting to approve scheme of arrangement
February 2004	INL shareholder meeting to approve scheme of arrangement
Early March 2004	Final orders from High Court sought and scheme of arrangement completed
	Capital returned to INL shareholders

This timetable assumes that acceptances under the Offer enable INL to increase its shareholding to at least 90% and therefore compulsorily acquire the remaining Sky shares. If the 90% threshold is not reached, the capital return process will commence as soon as practicable after the close of the Offer.

INL may extend the Offer in accordance with the Takeovers Code.

Future INL shareholding structure

Assuming that INL achieves a full takeover of Sky, it will issue approximately *39.5 million shares to Sky shareholders as partial consideration.* This will result in a dilution of approximately 8.5% in the holdings of existing INL shareholders. *However, your board believes that the benefits for INL shareholders from the acquisition will more than compensate for this dilution.*

The charts below compare INL's current shareholding structure to that expected following the takeover, assuming INL acquires 100% of Sky.

Pre-Offer shareholding structure

Source: INL share register



NEWS	45%
TODD	15%
TELECOM	9%
OTHER	31%

Post-Offer shareholding structure

Source: INL and Sky share registers



NEWS	41%
TODD	13%
TELECOM	11%
OTHER	34%

Note: Percentages do not add to 100% due to rounding

If INL acquires all of the shares in Sky under the Offer, INL will have approximately 462.9 million shares outstanding (compared to 423.4 million shares as at 30 June 2003) and minority shareholders in Sky will own approximately 8.5% of INL.

Rationale for the Offer

The Offer, amalgamation and return of capital are the final steps in a series of transactions that your board believes will maximise value to INL shareholders.

In April 2003, INL agreed to sell most of its publishing assets to Fairfax New Zealand Limited (**Fairfax**) for $1.188 billion in cash. The board believed that the interests of INL shareholders were best served by taking the opportunity to sell the publishing assets as one package to a bidder willing to pay a full price. The subsequent approval of the sale by shareholders at the special meeting to vote on the acquisition, which was supported by 94% of the votes cast on the resolution, demonstrated shareholders' clear support for the board's strategy. The sale was completed on 30 June 2003.

Following the sale and repayment of debt, INL held a cash balance of $770 million as at 30 June 2003. *Your board decided unanimously that moving to full ownership of Sky and returning surplus capital to shareholders in a tax-efficient manner is the best way to use the cash and establish a logical ownership structure for INL and Sky.*

The structure of the Offer was decided after careful consideration of how best to balance the interests of both INL and Sky shareholders. The Offer needed to be sufficiently attractive for Sky shareholders to accept, without transferring value away from INL shareholders.

INL has been a shareholder in Sky since 1997. In August 1997, INL acquired a 48% stake that was diluted to 40% following the initial public offering of the company in December 1997. INL subsequently increased its shareholding to its current level of 66.21% through a series of purchases between 1999 and 2001. The INL board now believes that the interests of INL shareholders are best served by INL moving to full ownership of Sky.

Notwithstanding its desire to acquire all of the shares in Sky, INL intends to continue to hold its controlling stake in Sky if the Offer falls short of this target.

Plans following the close of the Offer

Telecom has agreed to accept the *Offer in respect of its holding* of approximately 12% of Sky. Once INL purchases Telecom's Sky shares, it will own in excess of 78% of Sky and will need to further acquire less than 12% of Sky to reach 90% and then proceed to compulsory acquisition. The Offer is due to close on 5 December 2003. Following the close of the Offer, INL's strategy will depend on whether it holds 90% or more of the Sky shares.

INL holds 90% or more of the Sky shares

If INL owns 90% or more of the Sky shares, it will compulsorily acquire the remaining shares in Sky. *It expects to complete this process* within one month of the close of the Offer, i.e. in January 2004. If and when it controls 100% of the shares in Sky, INL intends to amalgamate with Sky and Mercer. The new company will be renamed as Sky Network Television Limited. Sky's shares will be delisted from the NZSX and ASX. INL intends to obtain a listing on the ASX in addition to its current listing on the NZSX.

INL also intends to undertake a distribution of surplus capital as described in section 7.

The sole business activity of the amalgamated company would be the business of Sky.

INL holds less than 90% of the Sky shares

If INL owns less than 90% of the Sky shares following the close of the Offer, it intends to continue to operate as it does at present, holding a controlling stake in Sky. Sky will remain a separate listed company controlled by INL. In addition to shares in Sky, INL would hold between approximately $500 million and $660 million in cash.

INL also intends to undertake a distribution of surplus capital of between approximately $340 million and $375 million, as described in section 7. Following the distribution, INL would have residual cash of approximately $125 million to $320 million.

Under the agreement between INL and Telecom, INL has committed not to acquire further shares in Sky at a price higher than that to be paid under the Offer for a period of 12 months from the date of the Offer, 24 October 2003.

Return of capital to shareholders

INL intends to distribute surplus capital to INL shareholders (including those INL shareholders who acquire shares by accepting the Offer) regardless of the outcome of the Offer, as soon as reasonably practicable after the close of the Offer. INL intends to distribute the maximum amount of surplus capital which *it is possible to distribute* in a tax-efficient manner having regard to INL's remaining cash and short-term deposits, the level of INL's available subscribed capital immediately *prior to the distribution* and INL's operational requirements. The capital distribution will require shareholder and court approval and is expected to occur in March 2004.

INL intends to *undertake the distribution of surplus* capital regardless of the number of acceptances under the Offer.

- If INL succeeds in acquiring 100% of Sky, INL expects to make a distribution of capital of approximately $375 million, which equates to approximately 81 cents per INL share.
- If INL does not initially succeed in acquiring 100% of Sky, INL plans to make a distribution of capital of between $340 million and $375 million, or between approximately 78 and 83 cents per INL share.

The distribution of surplus capital will be structured as a distribution to *all* INL shareholders by way of a pro rata share cancellation. This will preserve all INL shareholders' proportionate voting entitlements. INL proposes to carry out the distribution *pursuant to a court-sanctioned* scheme of arrangement that will require the approval of INL shareholders. INL shares issued to Sky shareholders who accept the Offer will participate *in this distribution.*

INL has taken advice in relation to the level of this proposed distribution of surplus capital and will seek confirmation from the Commissioner of Inland *Revenue that it does satisfy the* capital reduction rules and is not a dividend for New Zealand tax purposes. Ultimately the level of surplus capital distributed will be dependent upon this confirmation.

INL *currently expects* that the *return* of capital will occur by early March 2004, assuming that the Offer closes as scheduled.

If INL does not initially succeed in acquiring 100% of Sky, as noted above, INL plans to make a distribution of capital of between approximately $340 million and $375 million. Following that distribution of capital, INL would hold between approximately $125 *million and $320 million in cash.* The INL board will then consider alternative methods of distributing the residual cash.

Sky business profile

As a shareholder in INL, which holds 66.21% of Sky, you already have a significant interest in the Sky business.

Sky is New Zealand's leading provider of pay television services. Sky was established in 1987 by Craig Heatley and Terry Jarvis and successfully tendered for ultra high frequency (**UHF**) transmission bands. Early shareholders in Sky included ESPN Limited, TVNZ Investments Limited, Tappenden Construction Limited, Todd Communications Limited and HKP Partnership (a consortium of United States media and telecommunications companies). All of these shareholders have subsequently sold their stakes with INL purchasing the majority of its shareholding from some of these parties.

Sky commenced broadcasting New Zealand's first three pay television channels in May 1990. The channels were initially broadcast only on UHF frequencies with the service being available only in Auckland. The UHF frequencies are still in use today, broadcasting five channels available to 83% of New Zealand households. At 30 June 2003, Sky had 119,321 UHF subscribers who represent 22% of Sky's subscriber base.

UHF technology provided a limited basis for expansion of Sky's pay television service. To meet consumers' demands for greater television content, digital satellite broadcast technology was initiated in 1998 to offer subscribers a broader range of channels and superior technology. This technology made Sky available to all New Zealand households. The switch to satellite technology involved Sky and its customers incurring additional costs in acquiring digital set-top boxes and satellite dishes but customers were attracted by the initial offering of up to 15 additional channels in addition to the existing UHF channels.

The digital platform has been developed significantly over recent years and now offers 71 channels in a variety of subscription packages. Digital subscribers are offered a selection of the following services:

- sports channels;
- movie channels;
- news channels;
- general entertainment and educational channels;
- specialist ethnic channels;
- pay-per-view channels;
- free-to-air channels, i.e. TV1, TV2, TV3, TV4 and Prime; and
- radio channels.

Subscribers can also utilise the interactive features which include gaming, email and home shopping. At 30 June 2003, Sky had 421,473 subscribers to its digital satellite service and a further 2,097 commercial subscribers.

Sky's business strategy is based on continuing to enhance the services available to digital subscribers and expanding its subscriber base. This can be achieved both by attracting new subscribers and by increasing the monthly spend of each subscriber.

Another key principle of Sky's business strategy is obtaining the best programming content at the best price. Achieving this goal will assist Sky to enhance the service available to its subscribers and attract new customers to its subscriber base. Managing its relationship with News Limited (**News**) in the most effective manner will positively affect its ability to obtain good programming content at a reasonable price.

The South Africa New Zealand Australia Rugby Union rugby contract with News, which carries broadcasting rights to Super 12 and NPC games and Tri-Nations and Bledisloe Cup test matches, is due for renewal in December 2005. Sky, through a contract with News, has exclusive rights to broadcast these rugby matches in New Zealand. Securing a new contract that maintains Sky's rights to broadcast rugby matches will be important to Sky's future success.

Because of INL's shareholding in Sky, INL is already exposed to the risks in Sky's businesses, but its exposure will increase following the acquisition of additional shares in Sky under the Offer. For further discussion of the risks relating to Sky's business, see section 12.

SUBSCRIBER BASE

Sky had 542,891 subscribers as at 30 June 2003. The growth in Sky's subscriber base, in particular the number of customers subscribing to the higher margin digital service, since 1997 is shown in Chart 1.

Chart 1: Total subscriber numbers

Source: Sky Annual Reports

Years ended 30 June


NUMBER OF SUBSCRIBERS (THOUSANDS)
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002
2003
UHF
DIGITAL
COMMERCIAL

FINANCIAL RESULTS

Sky derives revenue from five primary areas of operation:

- subscriber services including installation and subscription revenue;
- advertising;
- publication of the "SkyWatch" magazine and advertising contained in SkyWatch;
- pay-per-view services; and
- product sales to free-to-air broadcasters.

INDEPENDENT NEWSPAPERS LIMITED
Sky business profile
(CONTINUED) 8

Subscriptions accounted for 86% of Sky's revenue in the year to 30 June 2003. A breakdown of sources of revenue for the 2003 financial year is set out in Chart 2.

Chart 2: Revenue breakdown for year to 30 June 2003 *Source: Sky 2003 Annual Report*

INSTALLATION, PROGRAMME SALES AND OTHER	9%
ADVERTISING	5%
SKYWATCH SUBSCRIPTIONS	2%
COMMERCIAL SUBSCRIPTIONS	6%
RESIDENTIAL SUBSCRIPTIONS	78%



The majority of Sky's operating expenses are incurred in purchasing programme content. The total cost of programming continues to increase as Sky focuses on adding to the number of channels that it offers. However, programming expense as a percentage of total revenue has been falling as the strong growth of the subscriber base has seen revenue growth outstrip growth in operating expenses.

A breakdown of Sky's operating expenses for the 2003 financial year is set out in Chart 3.

Chart 3: Operating expense breakdown for year to 30 June 2003 *Source: Sky 2003 Annual Report*

DEPRECIATION AND AMORTISATION	34%
SELLING, GENERAL AND ADMINISTRATIVE	14%
TRANSMISSION	2%
SUBSCRIBER MANAGEMENT	4%
PROGRAMMING	46%



Table 1 summarises Sky's financial performance in the six years to 30 June 2003.

Table 1: Summary financial performance data

Source: Sky annual reports

NZ$ millions	1998	1999	2000	2001	2002	2003
	Years ended 30 June					
Revenue	188.3	236.4	262.5	300.4	344.6	391.3
Operating expenses	(139.9)	(162.6)	(188.3)	(224.7)	(236.4)	(240.5)
EBITDA[1]	48.3	73.7	74.1	75.7	108.2	150.8
Depreciation and amortisation	(34.8)	(56.0)	(77.8)	(95.4)	(113.1)	(124.1)
EBIT[2]	13.5	17.8	(3.7)	(19.7)	(4.9)	28.7
Interest expense	(9.6)	(14.1)	(21.0)	(21.3)	(26.7)	(28.0)
Net Profit/(Loss)[3]	6.1	3.2	(27.1)	(42.2)	(30.1)	0.7

(1) Earnings before interest, tax, depreciation and amortisation (2) Earnings before interest and tax (3) After unrealised losses/gains on currency

A measure of Sky's improving operating performance is the steady increase in average monthly revenue per subscriber (**ARPU**) in recent years. The increase since 2001 is shown in Chart 4.

Chart 4: Total ARPU

Source: Sky 2003 Annual Results presentation, 20 August 2003

Years ended 30 June


ARPU (NZ$)
$50
$40
$30
$20
$10
$0
2001
2002
2003

The growth in Sky's business is also demonstrated by the increase in total assets over the same period. Table 2 below summarises Sky's financial position. A pro forma unaudited statement of financial position for INL, following its proposed amalgamation with Sky, is set out in section 10.

Table 2: Summary financial position of Sky

Source: Sky 2003 Annual Report

NZ$ millions	1998	1999	2000	2001	2002	2003
	Years ended 30 June					
Fixed assets	203.6	266.7	326.8	381.0	376.5	350.4
Total assets	261.3	341.1	412.2	489.6	494.9	477.4
Debt and lease obligations	129.5	190.9	271.6	284.2	332.0	327.7
Total liabilities	200.9	276.5	372.8	405.6	439.9	421.2
Total equity	60.4	64.6	39.3	83.9	54.9	56.2

SHARE PRICE PERFORMANCE

Sky's shares were listed on both the NZSX and NASDAQ stock exchanges in December 1997. An ASX listing was added in April 2000 and the NASDAQ listing was discontinued in June 2000. Sky's current market capitalisation is NZ$1.9 billion, making it the fifth largest company listed on the NZSX, ranked by market capitalisation.

The performance of Sky's share price since listing is shown in Chart 5 below.

Sky Share Price

Source: Bloomberg


SHARE PRICE (NZ$)
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03

Prospective financial information 9

Following the completion of the Offer and the proposed sale of the *Geelong Advertiser and* associated assets (**Geelong Assets**), INL's only material assets will be a substantial majority, or all, of the shares in Sky and cash. Accordingly, INL's *future financial performance* will depend primarily on the future financial performance of Sky.

At the date of this memorandum, Sky has not released any current forecast or other prospective financial information about its business. Accordingly, INL considers that there are no reasonable grounds to provide prospective financial information about INL.

Pro forma unaudited statement of financial position 10

The following pro forma unaudited statement of financial position has been compiled to present an estimate of the financial position of INL as at 30 June 2003 on the basis that:

- the Geelong Assets had been sold to News as at 30 June 2003 on the same terms and for the same consideration as applying in the proposed transaction, with the gain on sale recognised in the 2003 financial year; and
- INL had acquired 33.79% of the shares in Sky, including the Telecom *shareholding*, to achieve a 100% shareholding as at 30 June 2003, on the basis of the Offer (referred to below as "100% Sky shareholding").

The pro forma unaudited statement of financial position has been prepared to provide a comparison to the actual financial position of INL as at 30 June 2003, as presented in the 2003 Annual Report of INL. The pro forma unaudited statement of financial position does not purport to reflect the expected future performance of INL.

The following principal assumptions have been made in compiling the pro forma *unaudited statement* of financial position:

1. Geelong Assets (being the Geelong publishing assets and liabilities) were sold *for* $64 million on 30 June 2003 with the gain on sale recognised in the 2003 financial year;
2. The Australian *group debt* of A$8 *million* has not been repaid as at 30 June 2003;
3. Group tax balances have not been *adjusted for any potential adjustments* arising from the Geelong Assets sale;
4. INL acquires 100% ownership of Sky on 30 June 2003 on the terms and for the consideration set out in the Offer and using an assumed INL share price of $4.55 (the closing price on 29 September 2003); and
5. Fair value adjustments are not recorded against the assets and liabilities acquired from Sky as a result of the increase in ownership to 100%.

Based on these assumptions, *INL's* assets *would have* consisted *of* 100% ownership of the Sky business and the surplus cash. Accordingly, the pro forma unaudited statement of *financial position for* INL *reflects* the 2003 June year actual statement of financial position for Sky and the impact of the surplus cash on INL's *financial position*.

PARTICULAR ACCOUNTING POLICIES

The accounting policies applied are consistent with those in INL's 2003 financial statements.

100% SKY SHAREHOLDING

Pro forma statement of financial position

As at 30 June 2003 — *In NZ$ millions*

	INL Group Including Sky 30 June 2003 Audited	Adjustments Unaudited	Pro forma INL Group Including Sky 30 June 2003 Unaudited	Ref	Sky 30 June 2003 Audited
Current Assets					
Cash, Bank & Short Term Deposits	783	(396)	387	i	12
Receivables & Prepayments	57	(4)	53	ii	40
Inventories & Programming Rights	41	(0)	41		41
Income Tax Assets	8	(1)	7	ii	0
Total Current Assets	889	(401)	488		93
Current Liabilities					
Payables & Accruals	106	(4)	102	ii	93
Borrowings due within one year	19	0	19		19
Total Current Liabilities	125	(4)	121		112
Non-Current Assets					
Fixed Assets	354	(4)	350	ii	350
Intangibles	689	565	1,254	iii	34
Total Non-Current Assets	1,043	561	1,604		384
Net Funds Employed	1,807	164	1,971		365
Term Liabilities					
Borrowings	318	0	318		308
Total Term Liabilities	318	0	318		308
Shareholders' Funds					
Share Capital	461	180	641	iv	292
Asset Revaluation Reserve	14	(14)	0	ii	0
Retained Surplus (Deficit)	1,004	8	1,012	v	(236)
Currency Translation Reserve	(9)	9	0	ii	1
Equity attributable to Minority Shareholders	19	(19)	0	vi	0
Total Shareholders' Funds	1,489	164	1,653		57
Total Term Liabilities and Equity	1,807	164	1,971		365

Note: The Sky 30 June 2003 audited position, incorporated in the INL Group position, is presented for information purposes only.

ADJUSTMENTS TO INL 30 JUNE 2003 AUDITED FINANCIAL POSITION:

i Comprises cash consideration for the 33.79% of Sky shares (Assumption 4), the net cash received on the sale of the Geelong Assets (Assumption 1) and repayment of the Geelong intercompany receivables.

ii Reflects sale of the Geelong Assets (Assumption 1) and resultant transfer of the Asset Revaluation Reserve and Currency Translation Reserve to retained surplus.

iii Increase in intangibles following the acquisition of the remaining Sky shares (Assumption 4) offset by the removal of the Geelong masthead (Assumption 1).

iv Additional INL shares issued in part consideration for the 33.79% of Sky shares at a cost of $4.55 per INL share (Assumption 4).

v Adjustment to retained earnings to reflect the sale transaction (Assumption 1).

vi Reduction in minority interest as INL owns 100% of Sky (Assumption 4).

100% SKY SHAREHOLDING POST CAPITAL DISTRIBUTION

As discussed in section 7, INL intends to distribute its surplus cash to shareholders by way of a pro rata share cancellation as soon as practicable after the close of the Offer. The pro forma unaudited statement of financial position above excludes the impact of this proposed distribution. The pro forma statement of financial position, should the proposed distribution of approximately $375 million be made, would be as follows:

Pro forma unaudited statement of financial position 10

(CONTINUED)

100% SKY SHAREHOLDING POST CAPITAL DISTRIBUTION (Continued)

Pro forma statement of financial position

As at 30 June 2003 — *In NZ$ millions*

	Pro forma INL 30 June 2003 Unaudited	Capital Distribution Unaudited	Pro forma INL Post-Dist. Unaudited
Current Assets			
Cash, Bank & Short Term Deposits	387	(375)	12
Receivables & Prepayments	53	0	53
Inventories & Programming Rights	41	0	41
Income Tax Assets	7	0	7
Total Current Assets	488	(375)	113
Current Liabilities			
Payables & Accruals	102	0	102
Borrowings due within one year	19	0	19
Total Current Liabilities	121	0	121
Non-Current Assets			
Fixed Assets	350	0	350
Intangibles	1,254	0	1,254
Total Non-Current Assets	1,604	0	1,604
Net Funds Employed	1,971	(375)	1,596
Term Liabilities			
Borrowings	318	0	318
Total Term Liabilities	318	0	318
Shareholders' Funds			
Share Capital	641	(145)	496
Asset Revaluation Reserve	0	0	0
Retained Surplus (Deficit)	1,012	(230)	782
Currency Translation Reserve	0	0	0
Equity attributable to Minority Shareholders	0	0	0
Total Shareholders' Funds	1,653	(375)	1,278
Total Term Liabilities and Equity	1,971	(375)	1,596

The capital distribution has been allocated across share capital and retained surplus in proportion to the ratio each bears to total shareholders' funds.

INDEPENDENT NEWSPAPERS LIMITED

Future dividend policy and capital structure 11

INL has maintained a policy of paying dividends to shareholders and paid a final dividend for the year to 30 June 2003 of five cents per share on 26 September 2003.

Following the sale of the publishing assets, the company's only material assets are:

- cash;
- the Geelong Assets which INL has agreed to sell to News for $64 million; and
- its shareholding in Sky.

Assuming that INL acquires all of the Sky shares, the companies are amalgamated and capital returned to shareholders, INL's only material assets will be 100% of Sky and a small amount of cash. The company's ability to pay future dividends to shareholders will depend on the cashflow available from Sky.

Sky has historically not paid dividends as it has only recently reached the point of producing sustainable profits. If Sky remains a separate listed company, it is not clear when the company would be in a position to pay dividends. However, after Sky's most recent earnings announcement, Sky's management was reported to state that it is considering the most effective way to return capital to shareholders and expects to make an announcement on this within the next year.

INL intends to ensure that the cashflow generated by Sky continues to be used for purposes that are most beneficial to shareholders. This will include an appropriate balance between the company's requirements for funding growth initiatives with shareholders' desire for regular dividends.

Following its return of capital to shareholders, INL will hold only a small amount of cash and it will have Australian group debt of A$8 million. Accordingly, the capital structure of the company after the amalgamation will be determined by Sky's capital structure at the time of the amalgamation. At 30 June 2003 Sky held $12.1 million in cash. Its borrowings comprised $111.1 million in capital notes and a bank facility drawn to $148 million. The capital notes have an election date of 15 October 2006. Based on Sky's market capitalisation as at 29 September 2003, this capital structure would give the amalgamated company a net debt to market enterprise value ratio of approximately 11%.

Risks

The following section summarises the risks to Sky's business. Because of INL's approximate 66.21% shareholding in Sky, INL is already exposed to these risks, but its exposure will increase following the acquisition of additional shares in Sky under the Offer.

SPORTS PROGRAMMING RISK

Sky's rights to broadcast sports events, especially rugby, are important to its ability to attract and retain customers. Sky's rights to broadcast Super 12, Tri-Nations, Bledisloe Cup and NPC rugby matches are due to be re-negotiated in 2005. A failure by Sky to retain some or all of these rights may have a material adverse effect on its business.

FOREIGN CURRENCY RISK

Sky is heavily exposed to the risk of changes in the New Zealand dollar/United States dollar exchange rate. A large proportion of Sky's programming costs are denominated in United States dollars. In addition, Sky purchases set-top boxes with United States dollars. Sky's revenues are denominated in New Zealand dollars. An adverse change in the New Zealand dollar/United States dollar exchange rate would have an adverse effect on Sky's net surplus and the value of INL shares. In the short-term, this risk is mitigated by Sky's policy of hedging its foreign currency exposure.

REGULATORY RISK

Sky's business could be adversely affected by new legislation or regulations that imposed additional costs on it or restricted its ability to maintain or grow its revenue.

TECHNOLOGY RISK

Sky broadcasts services using UHF and satellite transmission technologies. Sky is exposed to the risk that other technologies, such as cable transmission or asynchronous digital subscriber line technologies, could be used to provide competing services. At present, this risk is mitigated by the arrangements Sky has entered into with TelstraClear Limited (**TelstraClear**) and Telecom, two potential competitors to Sky. Under these arrangements, TelstraClear and Telecom have agreed to use Sky content in their own product offerings.

Risks
(CONTINUED)

COMPETITION RISK

While Sky has no direct competitor in the provision of pay television services, it competes with free-to-air television broadcasters, principally Television New Zealand Limited and CanWest International Communication Inc. (operator of TV3 and TV4), for advertising revenues. Sky is exposed to the risk of changes in its share of television advertising and in television's share of total media advertising.

CUSTOMER CHURN RISK

Sky's ability to grow its customer base and subscription revenues is reduced by the loss of existing customers (**churn**). Churn is affected by a wide range of factors, including changes in programming and subscription prices. Unanticipated increases in churn would have an adverse effect on Sky's business.

OPERATING RISK

Sky's satellite services are broadcast utilising satellite transponders leased from Cable & Wireless Optus Limited (**Optus**). The lease contract expires in 2006. Any failure in the Optus satellite that disrupts Sky's ability to continue its services would have an adverse effect on its business.

ECONOMIC ACTIVITY

Sky is exposed to the risk of a general downturn in the New Zealand economy. This could reduce the value of the business by, for example, reducing the rate of growth of Sky's customer base or by reducing its advertising revenues.

CHANGES IN TAXATION

Any change in the rate of tax on company income, or on the rules that permit companies to carry forward and utilise past tax losses, could have an adverse effect on Sky's profitability and shareholder returns.

Management team and boards of directors

SKY

The current directors of Sky are:

Marko Bogoievski

Robert William Bryden

Albert Barrie Downey

John Michael Fellet

John Bernard Hart

Peter John Macourt

Brett Christopher Sutton
(as alternate for Robert Bryden)

Peter Floyd Wylie

Profiles of Sky's senior management are set out below.

JOHN FELLET
CHIEF EXECUTIVE OFFICER

John Fellet joined Sky as Chief Operating Officer in 1991. He was appointed as Chief Executive in January 2001 and as a director in April 2001. Mr Fellet holds a Bachelor of Arts degree in Accounting from Arizona State University. He has 20 years of experience in the pay television industry, including 10 years with Tele-Communications Inc. in the United States of America.

JASON HOLLINGWORTH
CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Jason Hollingworth joined Sky as Chief Financial Officer in 2002. Mr Hollingworth holds a Master of Commerce degree from Canterbury University and is a chartered accountant. He has 15 years of experience in corporate finance related activities.

INL

The current directors of INL are:

Robert William Bryden

Malcolm Robert Colless

Kenneth Edward Cowley

Theresa Elizabeth Gattung

John Murray Hunn

Peter John Macourt

Sir Colin James Maiden

Sandra Mary Moran

Humphry John Davy Rolleston

Mark John Verbiest
(as alternate for Theresa Gattung)

Peter Floyd Wylie

What do I need to do?

You are not required to do anything in response to this information memorandum. If you are a Sky shareholder, you will receive under separate cover the Offer for your Sky shares. The Offer is expected to be mailed to Sky shareholders on or about 24 October 2003.

We will provide you with an update following the close of the Offer.

Definitions

Acceptance and Transfer Form means the acceptance and transfer form enclosed with and forming part of the Offer Document.

ASX means the Australian stock exchange.

Business Day means a day on which the NZSX is open for trading.

Employee Securities means all Sky options to acquire Sky shares and all partly paid Sky shares, and **Employee Security** means *any of them.*

Fairfax means Fairfax New Zealand Limited.

Geelong Assets mean the Victoria, Australia based newspaper business that publishes the *Geelong Advertiser, Geelong News, The Echo* and several monthly magazines.

INL means Independent Newspapers Limited ARBN 099 992 426, a company Incorporated in New Zealand.

Investment Statement means the INL investment statement prepared in accordance with the Securities Act 1978.

Listing Rules means the Listing Rules of New Zealand Exchange Limited.

Mercer means Mercer Investments Limited.

News means News Limited and where the context requires, includes its wholly-owned subsidiaries.

NZSX *means the New Zealand stock exchange.*

NZX means New Zealand Exchange Limited.

Offer means the takeover offer set out in the Offer Document.

Offer Document means *the takeover offer document in relation to the full* offer by INL to purchase all of the shares and Employee Securities to which the Investment *Statement is appended.*

Optus means Cable & Wireless Optus Limited.

INDEPENDENT NEWSPAPERS LIMITED

Definitions

15

Sky means Sky Network Television Limited, a company incorporated in New Zealand.

Sky shares *means fully paid ordinary shares in Sky.*

Takeovers Code mean the takeovers code recorded in the Takeovers Code Approval Order 2000 (SR 2000/210).

Takeovers Panel means the Takeovers Panel established by the Takeovers Act 1993.

Telecom means *Telecom Corporation of New Zealand Limited.*

TelstraClear means TelstraClear Limited.

Todd means Todd Communications Limited.







Independent Newspapers Limited

10 October 2003

Dear Shareholder

On 28 August 2003 Independent Newspapers Limited (**INL**) announced that it intended to make a full offer (the **Offer**) under the Takeovers Code for all of the fully paid shares in Sky Network Television Limited (**Sky**) not already owned by INL. INL currently holds 66.21% of the shares in Sky.

Enclosed with this letter is an information memorandum to provide you with details about the Offer and its impact on INL shareholders.

The information memorandum is being provided to you for your information only. You are not required to do anything in response to the memorandum. If you are a Sky shareholder, you will receive under separate cover the Offer for your Sky shares. The Offer is expected to be mailed to Sky shareholders on or about 24 October 2003.

BACKGROUND

Sky is New Zealand's pre-eminent pay television operator. It offers services to customers through either ultra high frequency (**UHF**) or satellite distribution channels. As at 30 June 2003, Sky had 119,321 UHF customers and 421,473 satellite customers. In the year ended 30 June 2003, Sky reported total revenue of $391.3 million and a net surplus of $0.7 million.

In addition to the shares INL holds in Sky, INL holds approximately $754 million in cash and short-term deposits as a result of the sale of its New Zealand publishing business to Fairfax New Zealand Limited, a wholly-owned subsidiary of John Fairfax Holdings Limited. INL has agreed to sell the Geelong Advertiser and associated assets, its remaining newspaper businesses, to News Limited for $64 million. Once this transaction has been completed, which is expected to occur on 31 October 2003, INL will hold approximately $818 million in cash and short-term deposits, less any consideration paid under the Offer. Its only other material asset will be its shareholding in Sky.

INL believes that the consolidation of INL and Sky and the distribution of INL's surplus capital are logical next steps for both companies.

SUMMARY OF OFFER

The consideration offered under the Offer is:

- $3.35 in cash for each fully paid Sky share; and
- for Sky shareholders resident in New Zealand, Australia, the United Kingdom or the United States of America, ordinary shares in INL in the ratio of 3 INL shares for every 10 fully paid Sky shares. Entitlements to INL shares will be rounded to the nearest whole number; or
- for Sky shareholders resident in any other jurisdiction, a cash amount as described in section 2 of the memorandum.

The Offer is scheduled to open on 24 October 2003 and is scheduled to close on 5 December 2003 (unless extended).

The Offer is unconditional. INL will send Sky shareholders who accept the Offer their cash and will register their entitlement to INL shares within 3 Business Days of receiving their Acceptance and Transfer Forms.

INL considers that the Offer fully values Sky and is fair to Sky shareholders. Valuing the Offer based on the INL share price, the Offer represents a premium of 2.4% to the Sky share price on 27 August 2003, the day before INL announced its intention to make the Offer. The closing INL share price on 27 August 2003 was $4.27. Using this share price to value the scrip component of the Offer results in a valuation of the Offer of $4.63 per Sky share ($3.35 in cash plus 3 INL shares for every 10 Sky shares). The closing Sky share price on 27 August 2003 was $4.52.

Level 8, Majestic Centre, 100 Willis Street, PO Box 2595, Wellington, New Zealand, Telephone: 64 4 496 9800, Fax: 64 4 496 9853

Telecom Corporation of New Zealand Limited (Telecom), which owns approximately 12% of Sky, has agreed to accept the Offer. Telecom currently also owns approximately 9% of INL.

Because INL is issuing shares as part of the Offer, there will be a small dilution of existing INL shareholdings. The board of INL considers that the benefits of the Offer will more than compensate for this dilution.

PLANS FOLLOWING CLOSE

If, as a result of the Offer and compulsory acquisition, INL reaches 100% ownership of Sky, INL plans to amalgamate with Sky and Mercer Investments Limited (Mercer) - INL's wholly-owned subsidiary that holds 66.21% of Sky. It is intended that the amalgamated company would be renamed as Sky Network Television Limited. Its sole business activity would be the business of Sky.

If INL does not achieve 100% ownership of Sky as a result of the Offer (in which case the amalgamation of Sky, INL and Mercer would not occur) INL will hold the further Sky shares it acquires under the Offer.

If INL does not receive sufficient acceptances under the Offer to allow it to compulsorily acquire all outstanding Sky shares, INL will not purchase further Sky shares at a price higher than the price under the Offer for a period of at least 12 months from the date of the Offer.

Irrespective of the outcome of the Offer, INL intends to apply for a listing and the quotation of its ordinary shares on the ASX.

CAPITAL REDUCTION

INL intends to distribute surplus capital to INL shareholders (including those INL shareholders who acquire shares by accepting the Offer) regardless of the outcome of the Offer. INL intends to distribute the maximum amount of surplus capital which it is possible to distribute in a tax-efficient manner having regard to INL's remaining cash and short-term deposits, the level of INL's available subscribed capital immediately prior to the distribution and INL's operational requirements. The capital distribution will require shareholder and court approval and is expected to occur in March 2004.

If INL succeeds in acquiring 100% of Sky, INL expects to make a distribution of capital of approximately $375 million, which equates to approximately 81 cents per INL share.

If INL does not initially succeed in acquiring 100% of Sky, INL plans to make a distribution of capital of between $340 million and $375 million, or between approximately 78 and 83 cents per INL share. Following that distribution of capital, INL would hold between approximately $125 million and $320 million in cash. The INL board will then consider alternative methods of distributing the residual cash.

CONCLUSION

We hope that you find the attached information memorandum useful. You will be sent an update once the result of the Offer is known.

Yours faithfully

Ken Cowley

Ken Cowley AO
EXECUTIVE CHAIRMAN